

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 31, 2010

<u>Via U.S. Mail and Fax (405) 552-4550</u>
Mr. Danny J. Heatly
Vice President, Accounting
Devon Energy Corporation
20 North Broadway
Oklahoma City, Oklahoma 73102-8260

      Re: **Devon Energy Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed February 25, 2010
              File No. 1-32318

Dear Mr. Heatly:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note your March 11, 2010 press release announcing that you have entered into agreements to sell all of your assets in the deepwater Gulf of Mexico, Brazil and Azerbaijan to BP for $7.0 billion, that BP will assume your leases of the Seadrill West Sirius and Transocean Deepwater Discovery drilling rigs for the duration of the contract terms, and that you and BP will form a heavy oil joint venture to develop BP's Kirby oil sands leases in Alberta, Canada. However, it does not appear that you filed a Form 8-K with regard to these developments. Please explain to us your analysis as to whether a Form 8-K filing was required.

Form 10-K for the Fiscal Year Ended December 31, 2009

Presentation of Discontinued Operations, page 6

2.   We note your disclosure which states that U.S. Offshore operations do not qualify as discontinued operations under accounting rules for the fiscal year ended December 31, 2009. Please provide your analysis in accordance with ASC Topic 205-20-45-1 which demonstrates that these operations did not qualify to be reported as discontinued operations.

Oil, Natural Gas and NGL Marketing, page 7

3.   We note your oil, natural gas and NGL are sold under both long-term and short-term agreements. Please provide the required disclosure to comply with Item 1207 of Regulation S-K regarding delivery commitments in future filings or tell us why such disclosures are not applicable.

Preparation of Reserves Estimates and Reserves Audits, page 20

4.   Expand your discussion of the Director of the Group's qualifications to specifically his years of experience and describe in more detail his "relevant experience estimating reserves."

Proved Oil, Natural Gas and NGL Reserves

Proved Undeveloped Reserves, page 23

5.   You state that you developed 81 million barrels equivalent of proved undeveloped reserves in 2009. This represents approximately 19% of your total proved undeveloped reserves at year end 2008 and 10% of your proved undeveloped reserves at year end 2009. This rate of development of your proved undeveloped reserves at year end 2009 suggests that it will take approximately 10 years to develop all of your proved undeveloped reserves, assuming that no additional

proved undeveloped reserves are added during that time. As proved undeveloped reserves should generally be developed within five years of initially booking them as proved, please tell us how you plan to accomplish this.

6. We note as a result of 2009 drilling activities, you increased your proved undeveloped reserves with extensions and discoveries of 316 million barrels equivalent, and converted 81 million barrels equivalent to proved developed reserves. Please provide more specific disclosure by project on each of your drilling activities and how they contributed to the increase in your proved undeveloped reserves.

Proved Reserves Cash Flows, page 24

7. We note footnote (1) to your tabular presentation that states "costs included in future net revenues are determined in a similar manner" to your future net revenue. Please tell us specifically what you mean by this disclosure, how you calculated these costs, and if this represents a change in methodology from prior years.

Exhibits 99.2 and 99.3

8. We note that the reports in Exhibits 99.2 and 99.3 do not appear to contain the statement required by Item 1202(a)(8)(iv) of Regulation S-K that the assumptions, data, methods and procedures used are appropriate for the purpose served by the report. Please obtain a revised version of each report that includes the required statement.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Chris White at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact Norman Gholson at (202) 551-3237, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director